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                                    Exhibit 8

                        List of significant subsidiaries



Philips Electronics Nederland B.V., Eindhoven, the Netherlands (100%)

Philips Electronics North America Corporation, Delaware, United States of America (100%)

Philips Electronics China B.V. Eindhoven, the Netherlands (100%)

Philips Beteiligungs-GmbH, Hamburg, Germany (100%)

Compagnie Francaise Philips, Suresnes, France (100%)

Philips UK Limited, Croydon, United Kingdom (100%)